[Letterhead of Xyratex Ltd]

August 23, 2005

VIA EDGAR

Daniel F. Duchovny

Attorney-Adviser, Office of Mergers & Acquisitions

Christina Chalk, Esq.

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3628

Re:	nStor Technologies, Inc.
Schedules TO-C filed July 28, and 29, 2005 and August 3, 2005
Filed by Normandy Acquisition Corporation and Xyratex Ltd

Schedule TO-T filed August 5, 2005
Filed by Normandy Acquisition Corporation and Xyratex Ltd

Dear Mr. Duchovny and Ms. Chalk:

On behalf of Normandy Acquisition Corporation (the “Purchaser”) and Xyratex Ltd (the “Parent” and together with Purchasers, the “Bidders”) and in response to your letter dated August 18, 2005 (the “Comment Letter”) addressed to Mr. Tad J. Freese, Esq. of Latham & Watkins LLP, special counsel to Bidders, the Bidders acknowledge that (i) the Bidders are responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) the Bidders may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should need any additional information, please call the undersigned at (011) 44 2392 496000.

Very truly yours,

XYRATEX LTD NORMANDY ACQUISITION CORPORATION

By:	/S/ STEVE BARBER
Steve Barber Chief Executive Officer

[LATHAM & WATKINS LLP LETTERHEAD]

August 23, 2005

VIA EDGAR

Daniel F. Duchovny

Attorney-Adviser, Office of Mergers & Acquisitions

Christina Chalk, Esq.

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3628

Re:	nStor Technologies, Inc.
Schedules TO-C filed July 28, and 29, 2005 and August 3, 2005
Filed by Normandy Acquisition Corporation and Xyratex Ltd

Schedule TO-T filed August 5, 2005
Filed by Normandy Acquisition Corporation and Xyratex Ltd

Dear Mr. Duchovny and Ms. Chalk:

On behalf of Normandy Acquisition Corporation (“Purchaser”) and Xyratex Ltd (“Parent”) and in response to your letter dated August 18, 2005 (the “Comment Letter”) and addressed to Mr. Tad J. Freese, Esq. of Latham & Watkins LLP, special counsel to Parent and Purchaser, filed herewith is Amendment No. 1 to Schedule TO-T filed with the Securities and Exchange Commission on August 5, 2005 (the “Schedule TO-T”).

For ease of review, we have set forth the numbered comments of the Comment Letter and Parent’s and Purchaser’s responses thereto.

Schedule TO-C filed August 3, 2005

1.	You indicate that the slide included under cover of a Schedule TO-C filed on August 3, 2005 was presented by Xyratex on that date. In your response letter, please provide some background about how and where this slide was used. For example, was it part of a larger presentation? To whom was the slide presented and in what context? We may have additional comments.

Response: In response to the Staff’s comment, this slide was included as part of a presentation by Parent’s CEO, Steve Barber, at the RBC North American Technology Conference in Boston, Massachusetts on August 3, 2005. The presentation related to Parent generally, not the tender offer; the slide simply discussed why Parent had entered into the Merger Agreement.

August 23, 2005

Schedule TO-T

Exhibit (a)(1)(A) – Offer to Purchase

Introduction page 6

2.	We note on page 27 that any unexpired and unexercised stock option or similar rights to purchase nStor securities will be cancelled at the effective time of the merger. Tell us, with a view to revised disclosure, whether and how option holders may participate in the tender offer. In addition, provide disclosure in this section to alert option holders that they should exercise vested options in order to participate in the tender offer and merger, as the case may be.

Response: In response to the Staff’s comment, we advise the Staff that option holders may participate in the tender offer if they exercise their options and tender the shares of common stock received upon exercise of such options. However, we note that all outstanding options have exercise prices in excess of the $0.105 per share offer price, with the lowest option exercise price being $0.225 per share. As a result, it would not make economic sense for any of the option holders to exercise their options.

3.	We note that nStor’s three largest security holders entered into support agreements with you to, among other things, tender approximately 62 million shares. We also note that these security holders own approximately 97.8 million shares. Explain in your responses letter, with a view to additional disclosure, why the support agreement does not include the tender of all securities held by these persons.

Response: In response to the Staff’s comment, we advise the Staff that we determined that the support agreements should not relate to all shares held by these parties because this could have potentially resulted in challenges to the transaction under Delaware law.

Terms of the Offer, page 9

4.	We note the disclosure in the last paragraph of this section that you “may be deemed to be beneficially own” the securities held by nStor’s three largest security holders pursuant to the support agreements. Isn’t your purchase of these securities contingent on consummation of the tender offer? As we read the support agreement, that purchase will not occur unless the offer closes. If that is not your reading of the agreement, please advise in your response letter. As you know, if Xyratex is deemed to have acquired these securities already, this will impact the disclosure required under applicable federal securities laws.

Response: In response to the Staff’s comment, we agree that the purchase of the shares is contingent upon consummation of the tender offer and have revised the disclosure accordingly.

Acceptance for Payment and Payment, page 11

5.	Please revise the language that states that you will return share certificates evidencing unpurchased shares “as promptly as practicable” to state that you will make such returns “promptly” as required by Rule 14e-1(c).

Response: In response to the Staff’s comment, we have revised the disclosure as requested.

August 23, 2005

Certain Information Concerning Parent and Purchaser, page 17

6.	We note the “best knowledge” qualifier in the last paragraph on page 17. This disclaimer concerning any possible relationships between the affiliates of Parent and Purchaser listed in Schedule 1 and nStor Technologies is inappropriate. Please delete.

Response: In response to the Staff’s comment, we have revised the disclosure as requested.

Background of the Offer, page 18

7.	We note that the first contact between the Company and Parent occurred during the summer of 2004 when one of the Company’s sales representatives made a routine sales call. The next sentence of your disclosure states that on September 3, 2004, the parties signed a “standard” non-disclosure agreement. Expand your disclosure to explain how the discussions between the parties evolved from a routine sales call to the execution of a non-disclosure agreement. Describe any intervening contacts. Is the execution of such an agreement in these circumstances customary in your industry?

Response: In response to the Staff’s comment, we have expanded the disclosure as requested. We advise the Staff that it is customary in Parent’s and the Company’s industry to enter into such non-disclosure agreements with potential customers. We also revised the disclosure to make it clear that, at the time that the non-disclosure agreement was signed, neither Parent nor the Company was contemplating any form of business combination. The non-disclosure agreement simply resulted from the sales call, in the ordinary course of business, which is customary in the Company’s industry.

8.	Generally revise this section to describe in greater detail the negotiations between the parties. For example, did nStor provide any financial projections to you. Did you conduct interviews with nStor’s management?

Response: In response to the Staff’s comment, we have revised this section to describe in greater detail the negotiations between the parties. Although nStor did provide certain revenue projections as part of Parent’s due diligence process, such information was not material to Parent’s decision to proceed with the acquisition or to Parent’s determination of the purchase price. Parent did not conduct formal interviews with nStor’s management, but rather discussed various issues with such management and evaluated management during the meetings and calls disclosed in this section.

9.	Revise the entry for April 4, 2005 to disclose the valuation proposed by Mr. Jaiven.

Response: In response to the Staff’s comment, we advise the Staff that Mr. Jaiven did not propose a valuation on April 4, 2005. We have revised to the disclosure to make this clearer.

10.	Please expand your disclosure of the May 6, 2005 meeting during which the parties agreed on “several material terms of a possible business combination.” Which terms were agreed upon?

Response: In response to the Staff’s comment, we have revised the disclosure to set forth these terms.

August 23, 2005

11.	With respect to the proposed term sheet presented by Xyratex on May 13, 2005, please provide the per share value of the proposal. If that value is different from the tender offer price, please describe the events leading up to the tender offer price, including any adjustments made to the aggregate valuation.

Response: In response to the Staff’s comment, we advise that the May 13, 2005 term sheet did not include a per share valuation, but rather the aggregate purchase price as disclosed. The aggregate purchase price mechanism was the same mechanism as that used to determine the tender offer price.

12.	Refer to the penultimate paragraph on page 19. Explain why the companies restructured the proposed transaction from an all-stock transaction to an all-cash one.

Response: In response to the Staff’s comment, we advise the Staff that the companies restructured the proposed transaction from an all-stock transaction to an all-cash one because it simplified the transaction, provided certainty to all nStor stockholders in terms of the cash value of the purchase price and allowed for a prompt closing of the transaction through the tender offer process.

13.	Expand your disclosure to describe the negotiation of the shareholder support agreements.

Response: In response to the Staff’s comment, we have revised the disclosure as requested.

Conditions to the Offer, page 34

14.	We do not understand why you reserve the right to determine “in Parent’s reasonable discretion” whether or not an objective condition like the Minimum Condition has been satisfied. It would seem that there is no subjectivity in counting the number of Shares tendered. Please revise or advise.

Response: In response to the Staff’s comment, we have revised the disclosure as requested.

15.	All offer conditions, except those related to governmental approvals necessary for consummation of the offer, must be satisfied or waived as of the expiration date of the offer, not the “time of acceptance for payment or payment for [tendered] shares.” Please revise the language in (2) on page 34 in accordance with this comment.

Response: In response to the Staff’s comment, we have revised the disclosure as requested.

16.	Please update the offer materials, if applicable, regarding the status of conditions (i), (j) and (k).

Response: In response to the Staff’s comment, we advise the Staff that such conditions have not been met as of the date hereof, although we anticipate that they will be satisfied prior to the expiration of the tender offer.

*****************

August 23, 2005

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (415) 395-8184 or Errol Hunter at (415) 395-8067 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ TAD J. FREESE

Tad J. Freese

of LATHAM & WATKINS LLP

Enclosures.

cc:	Sundeep Bains
Errol Hunter